07007219

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65748

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASD FINANCIAL SERVICES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 SE 2nd Avenue, Suite #606
(No. and Street)

Miami, (City) FL (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robin Seales (786) 552-0041
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLP
(Name – *if individual, state last, first, middle name*)

1001 Brickell Bay Drive, 9th Floor, Miami, FL 33131
(Address) (City) (State) (Zip Code)

PROCESSED
DEC 3 1 2007
THOMSON
FINANCIAL

RECEIVED
NOV 2 9 2007
160
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/28/07

OATH OR AFFIRMATION

I, Robin Seales, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASD Financial Services Corp., as of September 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

R Seales

Signature

CFO

Title

Livia Revo

Notary Public

LIVIA REVO
Notary Public - State of Florida
My Commission Expires Oct 23, 2009
Commission # DD 484755
Bonded By National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

SEPTEMBER 30, 2007

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

CONTENTS:

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder
ASD Financial Services Corp.
(A Wholly-Owned Subsidiary of American Brokerage & Investment Group, Inc.)

We have audited the accompanying statement of financial condition of ASD Financial Services Corp. (A Wholly-Owned Subsidiary of American Brokerage & Investment Group, Inc.) as of September 30, 2007 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and supplementary information referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary information based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ASD Financial Services Corp. (A Wholly-Owned Subsidiary of American Brokerage and Investment Group, Inc.) as of September 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1, the Company is dependent upon its Parent for continued funding.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
November 27, 2007

1001 Brickell Bay Drive, 9th floor
Miami, Florida 33131
Tel: 305-373-5500
Fax: 305-373-0056

301 East Las Olas Blvd., 5th floor
Ft Lauderdale, Florida 33301
Tel: 954-760-9000
Fax: 954-760-4476

1113 Spruce Street, Suite 502
Boulder, Colorado 80302
Tel: 303-381-2550
Fax: 303-381-2551

151 Southhall Lane, Suite 145
Maitland, Florida 32751
Tel: 407-660-6080
Fax: 407-660-6079

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2007

ASSETS

Cash and cash equivalents	$	265,783
Receivable from clearing organization and broker-dealer		29,127
Deposit with clearing organization		52,641
Prepaid expenses		19,339
Employee advances and other		48,223
Property and equipment, net		104,169
Other assets		26,278
TOTAL ASSETS	$	545,560

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	51,253
Sublease deposit		10,240
Short-term debt – related party		6,661
Long-term debt – related party		30,228
TOTAL LIABILITIES		98,382
COMMITMENTS		
STOCKHOLDER'S EQUITY		
Common stock, $0.01 par value; 100 shares authorized, issued and outstanding		1
Additional paid-in capital		2,942,026
Accumulated deficit		(2,494,849)
TOTAL STOCKHOLDER'S EQUITY		447,178
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	545,560

The accompanying notes are an integral part of these financial statements.

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2007

REVENUES:	
Commissions	$ 307,467
Advisory services – related party	77,000
NASD refund	35,024
Rent income	103,329
Interest and other	14,915
TOTAL REVENUES	537,735
EXPENSES:	
Salaries and employee benefits	280,657
Occupancy	165,269
Commission - brokers	27,468
Professional fees	154,300
Clearance charges	38,698
Insurance	50,069
Travel	48,380
Miscellaneous	56,644
Interest	1,829
Depreciation and amortization	24,540
Telephone and communication	31,481
Quotation and research	16,544
License and registration	11,374
Maintenance and repairs	26,212
Loss on sale of property and equipment	36,408
TOTAL EXPENSES	969,873
NET LOSS	$ (432,138)

The accompanying notes are an integral part of these financial statements.

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2007

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL STOCKHOLDER'S EQUITY
BALANCES, OCTOBER 1, 2006	$ 1	$ 2,574,249	$ (2,062,711)	$ 511,539
CAPITAL CONTRIBUTIONS	-	367,777	-	367,777
NET LOSS	-	-	(432,138)	(432,138)
BALANCES, SEPTEMBER 30, 2007	$ 1	$ 2,942,026	$ (2,494,849)	$ 447,178

The accompanying notes are an integral part of these financial statements.

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (432,138)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	24,540
Loss on sale of property and equipment	36,408
Changes in operating assets and liabilities:	
Receivable from clearing organization and broker-dealer	(19,758)
Deposit with clearing organization	147,359
Prepaid expenses	9,181
Employee advances and other	(48,223)
Other assets	(26,278)
Accounts payable and accrued expenses	(33,012)
Due to clearing broker	(11,756)
TOTAL ADJUSTMENTS	78,461
NET CASH USED IN OPERATING ACTIVITIES	(353,677)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(90,898)
Proceeds from sale of property and equipment	20,000
Sublease deposit	10,240
NET CASH USED IN INVESTING ACTIVITIES	(60,658)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net borrowing of long-term debt – related party	36,889
Contributions by Parent	367,777
NET CASH PROVIDED BY INVESTING ACTIVITIES	404,666
NET DECREASE IN CASH AND CASH EQUIVALENTS	(9,669)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	275,452
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 265,783

The accompanying notes are an integral part of these financial statements.

NOTE 1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations

ASD Financial Services Corp. (the "Company"), formerly known as ASD Brokerage and Investment, Inc., operates as a broker-dealer in securities and is registered with the Securities and Exchange Commission, the Florida Division of Securities, and the National Association of Securities Dealers, Inc. Consequently, its record keeping is in accordance with the rules and regulations prescribed by these agencies. The Company is a wholly-owned subsidiary of American Brokerage & Investment Group, Inc. (the "Parent"), a financial services holding company.

As a nonclearing broker-dealer, the Company does not carry security accounts for customers or perform custodial functions relating to customer funds or securities and is therefore exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company has incurred net losses and negative cash flows since its inception in October of 2002. The Parent made an additional capital contribution of $367,777 during 2007. Management has implemented a business plan to obtain new customers, increase revenues and reduce costs. The efficacy of such plan is uncertain. The Company's ability to continue as a going concern is dependent upon capital or debt financing from its Parent and, ultimately, upon the Company's ability to operate on a profitable basis.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include highly liquid investments with purchased maturities of three months or less.

Commissions

Commission revenues and related expenses have been accrued on a trade date basis.

Clearing arrangements

The Company has an agreement with Legent Clearing to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Legent Clearing. As of November 1, 2007, the Company changed clearing brokers from Legent Clearing to Ridge Clearing.

NOTE 1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Furniture, fixtures, vehicles, leasehold improvements and office equipment, including computer equipment and software, are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets ranging up to seven years.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company's losses are included in the consolidated Federal and State income tax returns of its Parent. For financial statement purposes, income taxes have been calculated as if the Company were filing separate returns. These amounts are payable to or receivable from the Parent.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at September 30, 2007 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

New Accounting Pronouncements

Fair Value Measures

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 157, "Fair Value Measures" ("SFAS 157") which defines fair value, establishes a framework for measuring fair value in accordance with Generally Accepted Accounting Principles ("GAAP"), and provides for additional fair value disclosures. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods. Management has not determined what impact, if any, adopting this statement will have on the Company's financial statements.

NOTE 1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements (continued)

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date.

The fair value option:

1. May be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method.
2. Is irrevocable (unless a new election date occurs).
3. Is applied only to entire instruments and not to portions of instruments.

SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Management has not determined what impact, if any, adopting this statement will have on the Company's financial statements.

NOTE 2. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

NOTE 2. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (CONTINUED)

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

At various times during the year, the Company had cash deposits in excess of federally insured limits.

NOTE 3. NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6-2/3% of "Aggregate Indebtedness", as defined. At September 30, 2007, the Company's "Net Capital" was $249,169 and "Required Net Capital" was $5,000. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At September 30, 2007, the ratio of "Aggregate Indebtedness" to "Net Capital" was .25 to 1.

NOTE 4. PROPERTY AND EQUIPMENT, NET

Property and equipment are summarized as follows:

Furniture and fixtures	$ 12,218
Office equipment	94,397
Vehicle	40,239
Leasehold Improvements	29,317
	176,171
Less accumulated depreciation	72,002
	$ 104,169

Depreciation and amortization expense for the year was approximately $25,000.

NOTE 5. LONG-TERM DEBT

The Company's long-term debt consists of the following at September 30:

	2007
During March 2007, the Company borrowed $40,239 from a related party to finance the purchase of a Company vehicle. The note calls for monthly payments of $850 which include principal and interest through February 2012.	$ 36,889
Less: current portion	(6,661)
Long-term debt - net	$ 30,228

Aggregate maturities of long-term debt is as follows at September 30:

	Amount
2008	$ 6,661
2009	7,844
2010	8,580
2011	9,384
2012	4,420
	$ 36,889

NOTE 6. COMMITMENTS

Operating Lease

The Company leases certain office space under two real estate lease agreements which expire during February 2009 and February 2010. Under both agreements, as of September 30, 2007, the Company is committed to approximate future minimum rentals as follows:

2008	$ 155,000
2009	119,000
2010	16,000
	$ 290,000

Rental expense for the year ended September 30, 2007 was approximately $165,000.

NOTE 6. COMMITMENTS (CONTINUED)

Operating Lease (continued)

One of the office locations was subleased by the Company during December 2006 through February 2009 to an unrelated third party. Under the sublease agreement, as of September 30, 2007, the Company is entitled to approximate future minimum rentals as follows:

2008	$ 118,000
2009	50,000
	$ 168,000

Rental income for the year ended September 30, 2007 was approximately $103,000.

Employment Contract

The Company has an employment agreement with the Company's CEO which provides for a minimum annual salary of approximately $56,000, subject to annual increases, plus bonuses and housing allowance based on the Company's performance. The contract expires during February 2009.

NOTE 7. INCOME TAXES

As of September 30, 2007, the Company had net operating losses available for carryforward of approximately $2,500,000. These loss carryforwards expire through the year 2026.

Due to the uncertainties relating to the ultimate utilization of the net operating loss described above, the Company has provided a 100% valuation allowance for the entire amount of the deferred tax asset at September 30, 2007.

NOTE 8. EMPLOYEE BENEFIT PLANS

The Company has a profit sharing plan and 401(k) Plan that covers substantially all employees. The Company's contributions to the 401(k) and the profit sharing plan are at the discretion of the Board of Directors. The Company has contributed approximately $1,500 to the 401(k) plan for the year ended September 30, 2007.

SUPPLEMENTARY INFORMATION

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

COMPUTATION OF NET CAPITAL UNDER UNIFORM NET CAPITAL RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
(SEE INDEPENDENT AUDITOR'S REPORT)
SEPTEMBER 30, 2007

CREDITS	
Stockholder's equity	$ 447,178
DEBITS	
Property and equipment, net	104,169
Employee advances and other	48,223
Prepaid expenses	19,339
Other assets	26,278
TOTAL DEBITS	198,009
NET CAPITAL	249,169
MINIMUM NET CAPITAL REQUIREMENT 6-2/3% of aggregate indebtedness of $61,493 or $5,000, whichever is greater	5,000
EXCESS NET CAPITAL	$ 244,169
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.25 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 61,493

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER UNIFORM NET
CAPITAL RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART IIA FILING
(SEE INDEPENDENT AUDITOR'S REPORT)
SEPTEMBER 30, 2007

NET CAPITAL PER COMPUTATION	$ 249,169
Audit adjustments	(3,963)
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17A-5, PART IIA FILING	$ 245,206

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
(SEE INDEPENDENT AUDITOR'S REPORT)
SEPTEMBER 30, 2007

In accordance with the exemptive provisions of SEC Rule 15c3-3, specially exemption k(2)(ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer.

SUBORDINATED LIABILITIES

As of September 30, 2007 and during the year then ended, the Company did not have any subordinated liabilities.

Independent Auditor's Report on Internal Control
Required by Rule 17a-5 of the
Securities Exchange Act of 1934

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors and Stockholder of
ASD Financial Services Corp.
(A Wholly-Owned Subsidiary of American Brokerage & Investment Group, Inc.)

In planning and performing our audit of the financial statements and supplementary information of ASD Financial Services Corp. (A Wholly-Owned Subsidiary of American Brokerage & Investment Group, Inc.) (the "Company") for the year ended September 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

)01 Brickell Bay Drive, 9th floor
liami, Florida 33131
el: 305-373-5500
ax: 305-373-0056

301 East Las Olas Blvd., 5th floor
Ft Lauderdale, Florida 33301
Tel: 954-760-9000
Fax: 954-760-4476

1113 Spruce Street, Suite 502
Boulder, Colorado 80302
Tel: 303-381-2550
Fax: 303-381-2551

151 Southhall Lane, Suite 145
Maitland, Florida 32751
Tel: 407-660-6080
Fax: 407-660-6079

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007, to meet the SEC's objectives. This report recognizes that it is not practical in an organization the size of ASD Financial Services Corp. to achieve all the segregations of duties and cross-checks generally included in a system of internal control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the Securities Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
November 27, 2007

END